SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                    SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                    (Amendment No. )

                             Circon Corp
                    (Name of Issuer)

                              Common Stock  ($0.01 Par
Value)
               (Title of Class of Securities)

               (CUSIP Number) 172736100

     MICHAEL F. PRICE, HEINE SECURITIES CORPORATION
               51 JOHN F. KENNEDY PARKWAY
          SHORT HILLS, NJ 07078   (201) 912-
2152
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                    August 30, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))
                         Page 1 of 10 pages

CUSIP No. 172736100           13D            Page 2 of 10
Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              814,700(See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            N/A
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           814,700(See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              814,700(See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 172736100           13D            Page 3 of 10
Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*         N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)        [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              N/A (See Items 2 and 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            814,700(See Items 2 and 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           N/A (See Items 2 and 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                814,700(See Items 2 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              814,700(See Items 2 and 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5% (See Items 2 and 5)

14   TYPE OF REPORTING PERSON*          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock (the "Common Stock ") of Circon
Corp, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6500 Hollister
Avenue, Santa Barbara, CA 93117-3019.

Item 2.  Identity and Background

(a-c) This Statement is being filed by Heine Securities Corporation ("HSC"), a Delaware corporation, whose principal and executive offices are located at 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. HSC is an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended. One or more of HSC's advisory clients is the beneficial owner of the securities covered by this statement. Pursuant to investment advisory agreements with each of its advisory clients, HSC has sole investment discretion and voting authority with respect to such securities.

This Statement is also being filed by Michael F. Price. Michael F. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns any shares for their own account and disclaims beneficial ownership of all securities reported herein.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of HSC is set forth in Exhibit A hereto.

(d-e) During the last five years, neither HSC nor, to the best of HSC's knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of HSC's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.




Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $14.85 million (including brokerage commissions). All such funds were provided from working capital of HSC's respective advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by HSC's advisory clients for the purpose of investment. In the future, HSC may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, HSC may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

In light of the current tender offer by U.S. Surgical, HSC urges the Issuer's management to do all that it can to maximize shareholder value. HSC continues to analyze the options available to the Issuer from that perspective and would object strongly to any course of action that would, in its view, be inconsistent with that objective.

Consistent with the above, HSC intends to communicate its views to the Issuer's management and other shareholders. In addition, HSC's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC (and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of 814,700 shares of the Common Stock owned by HSC's advisory clients, representing approximately 6.5% of the outstanding shares of the Common Stock. HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the Common Stock covered by this Statement.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than HSC's advisory clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Except as set forth above, neither HSC nor, to the best of HSC's knowledge, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

Exhibit A Executive Officers and Directors of HSC

Exhibit B Summary of Transactions

Exhibit C Joint Filing Agreement


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 1996


/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price

                          EXHIBIT A


              EXECUTIVE OFFICERS AND DIRECTORS
               OF HEINE SECURITIES CORPORATION



Name/Title/              Principal      Business
Citizenship              Occupation          Address

Michael F. Price         President and       51 J.F.K. Pkwy
  President/Director            Director,         Short
Hills, NJ
  (U.S.)                                       Mutual Series
07078
                      Fund Inc.

Edward J. Bradley        CFO and Treasurer,  51 J.F.K. Pkwy
  Treasurer and CFO        Mutual Series     Short Hills, NJ
  (U.S.)              Fund Inc.         07078

Elizabeth N. Cohernour   Sec'y/Gen. Counsel, 51 J.F.K. Pkwy
  Secretary                Mutual Series     Short Hills, NJ
  (U.S.)                                       Mutual Series
07078

                          EXHIBIT B

                   SUMMARY OF TRANSACTIONS

STOCK PURCHASES WITHIN THE LAST SIXTY DAYS:

DATE   QUANTITY         PRICE

08/05/   122,300     $ 19.232
96                         4
08/05/    15,000     $ 19.125
96                         0
08/05/   167,700     $ 19.171
96                         7
08/12/    12,000     $ 17.750
96                         0
08/12/     4,500     $ 17.812
96                         5
08/12/     2,500     $ 17.750
96                         0
08/12/     1,100     $ 17.750
96                         0
08/12/     1,400     $ 17.750
96                         0
08/13/    12,000     $ 17.739
96                         6
08/13/     3,300     $ 17.812
96                         5
08/15/    10,000     $ 16.937
96                         5
08/16/   101,300     $ 17.555
96                         2
08/16/    75,000     $ 17.645
96                         0
08/21/   124,400     $ 17.627
96                         9
08/21/     3,000     $ 17.625
96                         0
08/22/    86,100     $ 17.625
96                         0
08/23/    73,100     $ 17.616
96                         5

Total    814,700

                          EXHIBIT C


                   JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned hereby execute this agreement on August 30, 1996.



                              HEINE SECURITIES CORPORATION




                              By:___________________________
                                Michael F. Price,
                                President



                              MICHAEL F. PRICE



                              ______________________________